4-1-02

02027493

SEC MAIL PROCESSING RECEIVED APR 23 2002 WASH. D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

PROCESSED MAY 06 2002 THOMSON FINANCIAL

CHINA ENTERPRISES LIMITED
(Translation of Registrant's Name Into English)

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No X

For immediate release

CHINA ENTERPRISES LIMITED
(FORMER NAME: CHINA TIRE E-COMMERCE.COM LIMITED)
PRESS RELEASE

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

NEW YORK, April 16, 2002 - China Enterprises Limited ("China Enterprises" or the "Company") (NYSE: CSH) announced today its audited consolidated results for the year ended December 31, 2001:-

Financial Highlights

	Year ended December 31, 2000	Year ended December 31, 2001	Change %
Revenues	Rmb 2,260.4M	Rmb 2,707.3M	↑ 19.8%
Net loss	Rmb (79.4M)	Rmb (135.4M)	↓ 70.5%
Net loss per share	Rmb (8.75)	Rmb (15.01)	↓ 71.5%

For details of the audited consolidated results of the Company and its subsidiaries for the year ended December 31, 2001, please refer to the attached financial highlights. In fiscal year 2001, the subsidiaries under China Enterprises included six Sino-foreign equity joint ventures in the People's Republic of China: Hangzhou Zhongce, Double Happiness, Yinchuan CSI, Yantai CSI, Shandong Synthetic and Fu Chun Jiang, and eleven international corporations: Orion Tire, Orion B.V.I., Container Limited, CSI Rubber, Century Lead, Capital Canton, Leading Returns, Sincere Ocean, Ventures Kingdom, Wealth Faith and Million Good.

For the year under review, tire prices in China declined by approximately 3-5% due to the continued high level of inventories and highly competitive operating environment. In general, raw material prices were soft during the year under review. Replacement tire claims under the present warranty system experienced an increase due primarily to consumers overloading their vehicles in the truck market.

In term of revenues, the fiscal year 2001 was another record year of the Company. Total revenues arising from continuing operations amounted to Rmb2.71 billion, representing a 20% increase over the fiscal year 2000 revenues of Rmb2.26 billion. This was mainly due to an increase in sales volume, especially in the domestic radial tire market. Export sales constituted approximately 23.0% of the total turnover in fiscal year 2001 as compared with 28.8% of total turnover in fiscal year 2000, representing a decline of 3.7% over the monetary amount in fiscal year 2000. China Enterprises sold a total of 6.2 million units of vehicle tires, 34 million units of bicycle tires and 2.5 million units of wheelbarrow tires in fiscal year 2001.

The Company's gross margin from continuing operations fell from 9.90% for the year 2000 to 8.87% for the year 2001. The decline was substantially due to Yinchuan CSI, whose margin was adversely affected by weak selling prices and provisions for warranty claims. On the other hand, Hangzhou Zhongce increased its margin to 11.8% in fiscal Year 2001 compared to 10.1% for the previous year. The better margin was mainly achieved through efficiency gains in outsourcing procurement, repositioning Hangzhou Zhongce's competitive products and increasing sales of its radial tire products. In general, the Company was able to achieve a better margin on its export sales in fiscal year 2001, despite a decline in the sales volume.

The Company was able to generate Rmb240.1 million of gross profit from continuing operations in fiscal Year 2001 versus Rmb223.8 million in fiscal Year 2000 due to an increase in revenues, despite a marginal decrease in margins of approximately 10.4%.

Operating losses from continuing operations increased to Rmb69.7 million in fiscal year 2001 as compared with Rmb30.2 million in fiscal year 2000. This is mainly due to the thinner gross margin, an increase in free delivery services and a write-off of Yinchuan CSI's goodwill of Rmb4.0 million.

The increase in interest expenses of Rmb7.5 million as compared with fiscal year 2000 was mainly due to a lower interest income derived from bank deposits of the Company amounting to Rmb5.7 million which was offset by the lower interest rate charged on the bank borrowings of the subsidiaries.

During the year, the Company has collected a total of Rmb10.0 million in final settlement for the compensation from the Chongqing Factory. Of this amount, Rmb9.8 million was recorded as recovery on loan receivable in the fiscal year 2001.

In late September 2001, the management adopted a plan to sell the Company's entire interest in Double Happiness which consisted of a bias tire factory and an incomplete radial tire factory. The Company subsequently entered into a share transfer agreement with a third party to sell the bias tire factory for a consideration of Rmb41.0 million. Although the completion of the sale is pending upon certain approvals being obtained from governmental authorities, the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001. Accordingly, the Company recognized a net loss on such disposition of Rmb28.6 million during fiscal year 2001 and has not accounted for the results of operations and the assets and liabilities of the factory since then. The entire proceeds from the sale were received by the Company in cash during fiscal year 2001. In addition, the Company recognized anet impairment loss of Rmb31.2 million for the planned disposition of the incomplete radial tire factory based on selling the factory at Rmb30.0 million during fiscal year 2002. The estimated selling price of Rmb30.0 million was derived from prior discussions with potential purchasers of the factory. Nevertheless, the Company is not currently engaged in negotiations with any prospective purchasers for the sale of this factory and there are no assurances that any sale will be concluded at such an estimated price. During fiscal year 2001, the Company also decided to sell its interests in Yantai CSI and Shangdong Synthetic and has recorded an aggregate net impairment charge of Rmb18.9 million for fiscal year 2001 representing management's best estimate of the loss to be recognized on sale of the Company's interests in these subsidiaries. The operating results of Double Happiness, Yantai CSI and Shangdong Synthetic have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its prior years' financial information to present the operating results of these subsidiaries as discontinued operations.

For the year ended December 31, 2001, the Company recorded a consolidated net loss of Rmb135.4 million, or Rmb15.01 per share. By comparison, net loss in 2000 was Rmb79.4 million and net loss per share was Rmb8.75.

In the fourth quarter of fiscal year 2001, the Company received notification from the New York Stock Exchange ("NYSE") that the Company's current total market capitalization does not comply with the NYSE's continued listing standards. Under the applicable continued listing standards, the Company must maintain over a consecutive 30 trading-day period a total average market capitalization of not less than US$15 million. The Company has submitted a business plan to the NYSE demonstrating how it plans to comply with the NYSE's continued listing standards within the following 18-month period pursuant to which, the company will be subject to a monitoring process by the NYSE for compliance with the plan. There can be no assurance that the NYSE will accept the plan and decide to allow the Company to remain listed. In the event that the Company's shares cease to be listed on the NYSE, the Company will consider an alternative trading venue.

On February 1, 2002, Million Good Limited ("Million Good"), a wholly owned subsidiary of the Company, entered into a conditional subscription agreement to subscribe for 4,800,000,000 new shares of HK$0.01 each representing a 34.6% in the enlarged share capital of Ananda Wing On Travel (Holdings) Limited ("AWT (Holdings)") ("Shares") at a subscription price of HK$0.027 per Share ("Subscription"). Total consideration for the Subscription amounted to HK$129.6 million.

On the same day, China Enterprises entered into a conditional convertible note agreement pursuant to which AWT (Holdings) will issue convertible note to the Company or its nominee with a principal amount of HK$120 million, which entitles the holder thereof to convert into Shares at any time during the two years from the date of issue of the convertible note at an initial conversion price of HK$0.032 per Share, subject to adjustments.

It is expected that both transactions will be completed not later than April 30, 2002.

AWT (Holdings) is a leading travel operator based in Hong Kong which major business includes provision of package tours, travel, transportation and other related services. It is envisaged that the investment in AWT (Holdings) can be one of the strategic moves towards the Company's goal in diversifying its business into different sectors.

On July 3, 2001, the board of directors of China Enterprises announced that the Company will suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reach an acceptable level. During 2001, China Enterprises paid total dividends of US$180,346.

The Annual General Meeting for China Enterprises will be held in Hong Kong on May 31, 2002. Based on the record date of April 4, 2002, the Company will send notice of the meeting and proxy statement to shareholders on April 30, 2002.

** For the convenience of readers, the translation of amounts from Renminbi (Rmb) into United States Dollar (US$) has been made at the unified exchange rate quoted by the People's Bank of China on December 31, 2001 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollar at that rate on December 31, 2001 or at any other rate.

*** End ***

For more information, please contact:

Hong Kong
China Enterprises Limited
Mr. Lien Kait Long
Tel: (852) 2372 0130

New York
Citigate Dewe Rogerson Inc.
Tel: (1) 212 688 6840
Fax: (1) 212 838 3393

China Enterprises Limited - Financial Highlights

Consolidated Statements of Operations :

	Notes	2000 (1)	2001 (1)	
			For the year ended December 31	
		Rmb'000	**Rmb'000** (except for net loss per share)	**US$'000 (4)**
Revenues		2,260,422	**2,707,305**	**326,969**
Cost of revenues		(2,036,578)	(2,467,161)	(297,966)
Selling, general and administrative expenses		(253,995)	(278,851)	(33,678)
Impairment loss on provision for goodwill		-	(4,023)	(486)
Provision for an amount due from a related company		-	(27,000)	(3,261)
Operating loss	(6)	(30,151)	(69,730)	(8,422)
Interest expenses, net		(29,606)	(37,073)	(4,477)
Other income		-	**1,583**	**191**
(Impairment loss) Recovery on loan receivable	(2)	(14,962)	**9,800**	**1,184**
Equity in losses of affiliates		(1,967)	(2,486)	(300)
Loss before income taxes and minority interests		(76,686)	(97,906)	(11,824)
Provision for income taxes		(5,348)	(2,454)	(296)
Loss before minority interests		(82,034)	(100,360)	(12,120)
Minority interests		23,837	**50,045**	**6,044**
Loss after minority interests		(58,197)	(50,315)	(6,076)
Loss from discontinued operations	(3)	(21,187)	(85,044)	(10,272)
Net loss		(79,384)	(135,359)	(16,348)
Net loss per share - Basic and diluted	(5)	(8.75)	(15.01)	(1.81)

Consolidated Balance Sheets Data :

	Notes	2000 (1)	2001 (1)	
			As at December 31	
		Rmb'000	**Rmb'000**	**US$'000 (4)**
Working Capital		453,999	**346,678**	**41,869**
Property, plant and equipment, net		810,079	**842,313**	**101,729**
Total assets		3,326,983	**2,978,965**	**359,778**
Current liabilities		1,673,725	**1,558,660**	**188,244**
Non-current portion of long-term bank loans		70,600	**37,979**	**4,587**
Due to Chinese joint venture partners		70,451	**30,807**	**3,721**
Loan from related companies		300	**24,498**	**2,959**
Minority interests		559,280	**522,824**	**63,143**
Shareholders' equity		952,627	**804,197**	**97,125**

Consolidated Statements of Cash Flow Data :

	Notes	2000 (1)	2001 (1)	
			As at December 31	
		Rmb'000	**Rmb'000**	**US$'000 (4)**
Depreciation and amortization		109,985	**121,012**	**12,984**
Capital expenditures on property, plant and equipment		(72,016)	(154,185)	(18,621)
Sales proceeds from disposal of subsidiary		-	41,000	4,952

The followings are summary financial information of significant Subsidiaries of the Company.

Hangzhou Zhongce - Summary Financial Information

	Note	Year ended December 31, 2000	**Year ended December 31, 2001**
		Rmb'000	
Revenues		1,605,842	**2,064,783**
Gross profit		162,115	**244,397**
Operating income	(7)	49,115	**97,023**
Net (loss) income		(1,637)	**53,502**

Yinchuan CSI - Summary Financial Information

	Note	Year ended December 31, 2000	**Year ended December 31, 2001**
		Rmb'000	
Revenues		654,580	**619,420**
Gross profit (loss)		61,729	**(10,741)**
Operating loss	(7)	(40,220)	**(159,191)**
Net loss		(47,828)	**(162,189)**

The Subsidiaries

Hangzhou Zhongce

Hangzhou Zhongce - Summary Financial Information

	Note	For the year ended December 31, 2000	**For the year ended December 31, 2001**
		(amounts in thousands Rmb)	
Revenues		1,605,842	**2,064,783**
Gross profit		162,115	**244,397**
Operating income	(1)	49,115	**97,023**
Net (loss) income		(1,637)	**53,502**

(1) Operating income means income before income taxes, net interest expenses and equity in loss of an affiliate.

For the years ended December 31, 2001 and 2000

For fiscal year 2001, revenues from tires operations increased by Rmb458.9 million or 28.6% to Rmb2,064.8 million as a result of strong sales volume in Vehicle, Truck, Bicycle and Wheelbarrow tires. However, export sales of tires fell by 11.0% due to better margin achieved in domestic market.

Total revenue for the year consisted of 72% from the vehicle tires, 19% from the bicycle tires, 4% from the wheelbarrow and 5% from others. Of the vehicle tires, 24% were derived from sales of radial tires which amounted to Rmb499.1 million and 48% were from bias tires which amounted to Rmb978.4 million.

Gross profit amount increased 50.8% to Rmb244.4 million for the year of 2001 due to the following:

1) Outsourcing of natural rubber led to improved quality and lower cost;
2) Radial tires production achieved a certain level of economies of scale;
3) Abolishment of the 10% consumption tax effective January 1, 2001; and
4) Less competition in bicycle tire manufacturing as the other competitors had either scaled down their business volume or exited the market.

Despite an increase in warranty claims from customers, operating profit increased 97.5% to Rmb97.0 million for the year resulting in a net profit of Rmb53.5 million for the year in review (compared to a net loss of Rmb1.6 million in the previous year).

Yinchuan CSI

Yinchuan CSI - Summary Financial Information

	Note	For the year ended December 31, 2000	**For the year ended December 31, 2001**
		(amounts in thousands Rmb)	
Revenues		654,580	**619,420**
Gross profit (loss)		61,729	**(10,741)**
Operating loss	(1)	(40,220)	**(159,191)**
Net loss		(47,828)	**(162,189)**

(1) Operating loss means loss before income taxes and net interest expenses.

For the years ended December 31, 2001 and 2000

Revenues for tire operations in fiscal year 2001 were Rmb619.4 million, compared to fiscal year 2000 of Rmb654.6 million, a decrease of Rmb35.2 million or 5.4%. The decrease in revenues was mainly due to a reduction in selling prices in order to maintain the market competitiveness.

Yinchuan CSI incurred a gross loss of Rmb10.7 million in fiscal year 2001 as compared to a gross profit of Rmb61.8 million in fiscal year 2000. The loss was mainly attributable to the effect of decrease in selling prices.

Yinchuan CSI had an operating loss of Rmb159.2 million in fiscal year 2001 compared with Rmb40.2 million in fiscal year 2000. Other than the effect of negative gross margin as discussed above, the increase in operating loss was principally due to the increase in general provision for doubtful debts as settlement from debtors was slower than expected. This was also contributed by an increase in transportation expenses on sales of goods as the amount was mostly borne by Yinchuan CSI in fiscal year 2001 with a view to stimulate sales and a write-off of its goodwill of Rmb4.0 million.

Net loss was Rmb162.2 million in fiscal year 2001 compared with Rmb47.8 million in fiscal year 2000. The increase in net loss was primarily due to the negative margin, and the increase in general provision for doubtful debts and transportation expenses.

Double Happiness, Yantai CSI, Shandong Synthetic, Fu Chun Jiang, CSI Rubber, Container Ltd, Orion Tire, Orion BVI, Century Lead, Capital Canton, Leading Returns, Sincere Ocean, Ventures Kingdom, Wealth Faith and Million Good

No summary financial information have been provided for Double Happiness, Yantai CSI and Shangdong Synthetic as they are segregated as discontinued operations and disclosed in note 3 to the financial highlights. Also, no summary financial information has been provided for Fu Chun Jiang, CSI Rubber, Container Ltd, Orion Tire, Orion BVI, Century Lead, Capital Canton, Leading Returns, Sincere Ocean, Ventures Kingdom, Wealth Faith and Million Good as their operations are insignificant when compared to the other subsidiaries.

Notes

1. The Company was incorporated on January 28, 1993 and acquired from China Strategic Holdings Limited ("CSH") its interests in Hangzhou Zhongce on April 25, 1993 and in Double Happiness on April 16, 1993. CSH held its interests in Hangzhou Zhongce and Double Happiness from the time of their establishment on June 12, 1992 and April 16, 1992, respectively. The Company later entered into agreements to form new Sino-foreign equity joint ventures: Yantai CSI on October 29, 1993; Yinchuan CSI on December 6, 1993 and Shandong Synthetic on May 28, 1994. The two joint ventures, Yantai CSI and Yinchuan CSI commenced operations effective January 1, 1994. Shandong Synthetic commenced operation effective January 1, 1995. The Company also acquired its 60% interests in Orion Tire and Orion BVI in March 1994 and accounted for these investments from May 1 and August 1, 1994, respectively. Dalian CSI is 70% owned by CSI Rubber Industries Limited, a Hong Kong incorporated company which was acquired by the Company from CSH on April 18, 1994, and was accounted for with effect from April 1, 1994. Container Limited, a British Virgin Islands company, is a wholly owned subsidiary of the Company set up in 1998. Century Lead and Capital Canton, British Virgin Islands companies, are wholly owned subsidiaries of the Company set up on May 2, 2001. Leading Returns, Sincere Ocean, Ventures Kingdom, Wealth Faith and Million Good, British Virgin Islands companies, are wholly owned subsidiaries of the Company set up on July 4, 2001, August 17, 2001, October 24, 2001, November 19, 2001 and December 28, 2001, respectively. On September 28, 2001, Hangzhou Zhongce acquired a 51.23% interest in Fu Chun Jiang, through the formation of a new Sino-foreign equity joint venture; these enterprises are collectively known as the "Subsidiaries".

   On March 20, 1998, an agreement was entered into by Hangzhou Zhongce with three other PRC enterprises in Hangzhou, the PRC, to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise"), to construct and operate a radial tire factory. The total investment and registered capital of this new joint venture is US$30 million (Rmb248 million). The equity interest owned by Hangzhou Zhongce is 49.2% and its investment commitment was satisfied by contribution of its existing radial tire project under construction into Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in fiscal year 2000.

   Since October 1996, production at Shandong Synthetic has been temporarily suspended due to unfavorable market conditions for synthetic nylon cord fabric. Management of Shandong Synthetic and the Company, together with the Laizhou City Government, had been in the process of formulating a plan for the future operations of Shandong Synthetic. As no concrete plan was agreed among all parties, the Directors of the Company had made adequate provisions in the consolidated financial statements against any possible impairment losses of the assets of Shandong Synthetic in prior years. In the fourth quarter of fiscal year 2001, the Company decided to sell its interests in Yantai CSI and Shangdong Synthetic and had recorded an aggregate non-cash impairment charge of Rmb18.9 million.

During fiscal year 1995, the Company initiated discussions to renegotiate the terms of its joint venture agreement for Chongqing CSI Tyre Co. Limited ("Chongqing CSI") with its joint venture partner, Chongqing Tyre Chief Factory ("Chongqing Factory"). In fiscal year 1997, a proposal to terminate the joint venture agreement with Chongqing Factory was accepted by the supervisory authority of Chongqing Factory. Both parties agreed that the capital injected by the Company amounting to Rmb57.0 million would be treated as an interest-bearing loan from the date of contribution. However, as recovery of the investment/loan was not forthcoming, the Company initiated arbitration proceedings (the "Proceedings") in the PRC against Chongqing Factory to enforce the termination, and to recover the loan and accrued interest in the amount of Rmb90.3 million as well as the related legal expenses for the Proceedings. The application for the arbitration was accepted by the China International Economic and Trade Arbitration Commission, Shenzhen Commission and the Commission issued a judgement in favor of the Company on March 31, 2000 as follows:

1) The joint venture agreement of Chongqing CSI with Chongqing Factory was terminated and the joint venture is to be liquidated according to the relevant rules and regulations.

2) The Company was entitled to damages of Rmb15.8 million as compensation for financial losses suffered in addition to the loan and accrued interest receivable of Rmb90.3 million. Such amount should be paid to the Company by Chongqing Factory within 45 days from the date of judgement.

The Board took a prudent view and made full provision for the outstanding loan and accrued interest in the prior years except for the Rmb0.2 million recovered in early 2001. During the year, the Company has collected a total of Rmb10.0 million final settlement for the compensation from Chongqing Factory of which Rmb9.8 million was recorded as other income in the year ended December 31, 2001.

2. Impairment loss/recovery on loan receivable included an income from the recovery of compensation from Chongqing Factory amounting to Rmb9.8

million. Included in 2000 was a provision for compensation receivable from Chongqing Factory amounting to approximately Rmb15.0 million.

3. In late September 2001, the Company's management adopted a plan to dispose of its entire interest in Double Happiness, which consisted of a bias tire factory and an incomplete radial tire factory. All of Double Happiness's revenue was contributed by the bias tire factory as trading and manufacturing activities were only carried out in this factory. The Company subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in the bias tire factory for a consideration of Rmb41.0 million. Although the completion of the sale is pending upon certain approvals being obtained from governmental authorities, the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001 and accordingly, the Company recognized a net loss on such disposition of Rmb28.6 million during fiscal year 2001 and has ceased to account for the results of operations and the assets and liabilities of the factory from November 30, 2001 (disposal date). The sale proceeds were received by the Company in cash during fiscal year 2001. The Company has also recognized a net impairment loss of Rmb31.2 million for the planned disposition of the incomplete radial tire factory calculated on the basis of anticipated sales value of Rmb30.0 million which is expected to be received in fiscal 2002. The estimated selling price of Rmb30.0 million was derived from prior discussions with potential purchasers of the factory; however, the Company is not currently engaged in negotiations with any prospective purchaser. The failure to conclude a sale at that price would result in a revised loss. Accordingly, the amount is subject to risks and uncertainties related to the Company's ability to secure agreements with third parties and there are no assurances that any sale will be concluded at such price. The Company believes it is reasonably possible that these estimates may be revised in the near-term.

   In the fourth quarter of fiscal year 2001, the Company also decided to sell its interests in Yantai CSI and Shangdong Synthetic. The Company has recorded an aggregate net impairment charge of Rmb18.9 million for fiscal year 2001 representing management's best estimate of the loss to be recognized on sale of the Company's interests in these subsidiaries. The Company subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in and shareholder's advance of Rmb20.2 million to Yantai CSI for an aggregate consideration of Rmb26.0 million. The transaction was considered as completed in January 2002 as approval from the relevant government authorities has been obtained and the Company transferred substantially all its risks and benefits of ownership of Yantai CSI to the buyer. First installment of the proceeds of approximately Rmb13.0 million has been received in January 2002. In January 2002, the Company signed a transfer agreement to sale its entire interest in Shangdong Synthetic to its Chinese joint venture partner for a consideration of Rmb0.01 million.

The Company adopted Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" as of January 1, 2001. Accordingly, the operating results of Double Happiness, Yantai CSI and Shangdong Synthetic have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its prior years' financial information to present the operating results of these subsidiaries as discontinued operations.

Operating results of discontinued operations are summarized as below:

	Year ended December 31,	
	2000 Rmb'000	2001 Rmb'000
Revenues..	555,185	446,663
Loss from operations of discontinued components (including loss on disposition of Rmb28.6 million in 2001 and impairment charge on long-lived assets of Rmb3.5 million in 2000 and Rmb50.1 million in 2001 (net of minority interest))...................	(21,187)	(85,044)

4. The U.S. dollar translation amounts have been translated using the unified exchange rate quoted by the People's Bank of China on December 31, 2001 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2001 or at any other certain rate.

5. The calculation of the basic and diluted net loss per share for the years ended December 31, 2000 and 2001 is based on the weighted average number of common shares outstanding of 9,069,956 and 9,017,310, respectively.

6. Operating loss means loss before income taxes, net interest expenses, other income and equity in losses of affiliates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

China Enterprises Limited

Lien Kait Long
Chief Financial Officer

Date: April 18, 2002.